Exhibit 22.01

Subsidiary Issuer of Guaranteed Securities

As of June 30, 2025, Valero Energy Corporation (Parent Guarantor) was the sole guarantor of the following series of unsecured notes issued by Valero Energy Partners LP, a Delaware limited partnership and an indirect wholly owned subsidiary of Parent Guarantor, and co-issued by Valero Refining-Texas, L.P., a Texas limited partnership, The Premcor Refining Group Inc., a Delaware corporation, Valero Refining-Meraux LLC, a Delaware limited liability company, Valero Refining-New Orleans, L.L.C., a Delaware limited liability company, and Diamond Shamrock Refining Company, L.P., a Delaware limited partnership, each an indirect wholly owned subsidiary of Parent Guarantor:

•4.375 percent Senior Notes due December 15, 2026; and

•4.500 percent Senior Notes due March 15, 2028.